
INTRODUCING
Bud Love™
THE PREMUM HERBAL+ MIXER
THAT MAKES BUD BETTER

BUD LOVE IS THE WORLD'S FIRST *MIXER FOR CANNABIS.*
LIKE THE MIXER IN A COCKTAIL.

BudLove

DRIVEN BY LARGE CONSUMER TRENDS

MIXOLOGY IS TRANSFORMING INDUSTRIES, FROM PREMIUM SPIRITS TO FUSION FOODS.

IT'S DRIVEN BY TOP CURRENT CONSUMER TRENDS OF PERSONALIZATION, CONTROL AND VARIETY.



Mixology
The mixology revolution drove 12% growth in spirits in 2021[1]; beer and wine flattened[2].

Personalization
70% of consumers[3] frustrated when they don't find personalization.

In control
Consumers want information and options to make them feel in control[4].

New experiences
In today's world, consumers are hungry for new experiences[4].

Same, only better
Consumers looking for little ways to upgrade daily rituals[4].

(1) 2022 Distilled Spirits Council of the US report; (2) 2021 IWSR Drinks Market Analysis; (3) 2021 Mckinsey & Company report; (4) 2022 Mintel Global Consumer Trends Report.

BudLove

AS CANNABIS USERS WANT MORE

CANNABIS USERS ARE HAPPY WITH THEIR FLOWER, BUT WANT MORE PERSONALIZATION, CONTROL AND VARIETY(1).



Controlled high

Prefer a less intense high sometimes, and more control.

Mix it up

Are bored and would like to try new things.

Less harsh

Want something that doesn't hurt their throat or cause coughing.

No anxiety

Wish to avoid unwanted cannabis side-effects (paranoia, anxiety).

(1) Brightfield Group focus group study of US cannabis consumers, April & May 2022.


SAY HELLO TO BUD LOVE
THE WORLD'S FIRST (AND LEGAL) MIXER FOR CANNABIS, LIKE THE MIXER IN A COCKTAIL.
Bud love is revolutionizing cannabis use with a category-defining product that satisfies unmet consumer needs.
BUD LOVE MAKES BUD BETTER.
Bud Love Premium Herbal+ Mixers are made from marshmallow leaf, an ancient medicinal herb; the mother cannabinoid, CBG; and rich natural flavors, including terpenes.
Cannabis, THC & nicotine free.
Bud Love
© All rights reserved, Bud Love 2022
5

BUD LOVE IS CANNABIS MIXOLOGY

LIKE A COCKTAIL MIXER, BUD LOVE WON'T GIVE YOU A BUZZ ALONE, BUT WHEN MIXED WITH CANNABIS, IT COMPLEMENTS IT - BRINGING OUT ITS BEST QUALITIES AND MODERATING UNDESIRED SIDE-EFFECTS.

Bud Love meets consumers' needs:

- ✓ *Customization*
- ✓ *Control*
- ✓ *New & different*
- ✓ *Less harsh*
- ✓ *Less unwanted side-effects*

CUSTOM BUZZ

Choose a flavor. Then find the Bud Love to cannabis ratio for just the right buzz.

MORE HAPPY

Contains CBG & terpenes for a more relaxed, mellow and worry-free feeling.

SILKY SMOOTH

Includes marshmallow leaf to sooth the throat and reduce coughing.

BUD LONGER

Add Bud Love, use less bud, but keep the buzz. Make precious flower go further.

BudLove

CUSTOMERS LOVE BUD LOVE

Two blind studies during April & May 2022 found that:

8 OUT OF 10
Tokers preferred Bud Love

9 OUT OF 10
Anxious Smokers preferred Bud Love

9 OUT OF 10
Budtenders would recommend Bud Love

Blind Study 1

Most participants were frequent smokers.
Day 1: 100% cannabis pre-roll (0.5g).
Day 2: 50:50 Bud Love:cannabis pre-roll (0.5g).
Cannabis was low terp, 24% THC.

Blind Study 2

All participants experience frequent anxiety with cannabis.
Day 1: 50:50 Bud Love:cannabis pre-roll (0.5g).
Day 2: 50:50 marshmallow leaf:cannabis pre-roll (0.5g).
Cannabis was low terp, 24% THC. Marshmallow leaf was dried and ground.

Watch the full video at:
budlove.com/blindstudies

BudLove

BUD LOVERS GET VOCAL

"[I like] how well it burns and the smell is super tasty"

"It was an awesome smoking experience. I don't think I will be smoking a joint without it going forward."

"I've seen a lot of "new things" most I don't like, but I find this product exciting and effective"

"I love this idea and I think that this is an amazing product that will appeal to everyone"

"I truly love this product"

"Zero paranoia with full relaxation"

"Very calm and relaxing"

"Since I tried the Sativa my 🧠 brain is thinking of all the creative ways to use"

"Felt a bit more high than I expected to"

"Clear minded vs wandering mind"

"Felt more mentally balanced and a little more body effect"

"The smell/flavor was amazing!"

"Helps make harsh weed a lot smoother and I still get just as high but without the anxiety"

"Was not harsh, super smooth!"

"Really enjoyed the product. Smoking cannabis that's too strong is no longer enjoyable for me. This is an elegant solution"

A VAST MARKET WAITING FOR BUD LOVE

CANNABIS MARKET IS VAST, AND RIPE FOR BUD LOVE MIXOLOGY.



Cannabis Consumers Prefer Cannabis Over Alcohol(1)
80%
70%
60%
50%
40%
30%
20%
10%
0%
69%
70%
68%
55%
52%
44%
18-24
25-34
35-44
45-54
55-64
65-74
Age (years)

(1) BDSA; (2) New Frontier Data

Bud Love taps global cannabis market of >$400 bn

Regulated global cannabis sales were $30.6bn in 2021, expected to more than double by 2026[1].

Unregulated global cannabis market estimated at $393bn in 2020[2].

Flower rules supreme; Bud Love blends with it

Flower and pre-rolls are >50% of US cannabis sales[1].

83% of cannabis consumers use flower[2].

Cannabis to outpace alcohol; Bud Love is the mixer

Value of US consumption of cannabis already exceeds that of spirits and matches beer[2].

A COMPELLING BUSINESS PROPOSITION

BUD LOVE REACHES THE ENTIRE CANNABIS MARKET WITHOUT ANY OF THE CANNABIS "ISSUES".



Economics(1)
$7.00
$6.00
$5.00
$4.00
$3.00
$2.00
$1.00
$0.00
($/g)
Cost of Bud Love
US flower wholesale
US flower retail



Gross Margin(1)
450%
400%
350%
300%
250%
200%
150%
100%
50%
0%
Sale to consumers (online)
Sale to retailers
Sale to distributors
Sale to master distributors

(1) Current Company estimates. May vary over time.

Appeals to all cannabis smokers

Global cannabis market >$400bn.

Can be sold everywhere

Cannabis, THC & nicotine free.

Can be sold in most states & internationally; retail and online.

Scalable & defensible

Scalable, proprietary manufacturing process.

Patent-pending formulation & use; trade secrets.

Compelling economics

Expected gross margin of 75-400%[1] depending on sales channel.

BudLove

QUICK PATH TO MARKET

BUD LOVE CAN BE SOLD[(1)] THROUGH DISPENSARIES, SMOKE SHOPS, CONVENIENCE STORES AND ONLINE; AND THROUGH PARTNERSHIPS WITH PRE-ROLL BRANDS.

- *US roll-out and e-commerce started September 2022.*
- *Multi-sided marketing strategy creating buzz and educating consumers on Bud Love.*
- *Robust pipeline for rapid revenue growth.*
- *Scalable US production.*

(1) Depending on state laws.

Bud Love


@budlovemixer
@janefishe
Woooow...I'm in love with Bud Love!!! You all seriously have to try this Premium Herbal+ Mixer. I use less of my flower to get the same buzz and the flavor is absolutely amazing! #makesbudbetter #budlove
Bud Love
SOLD HERE

STRONG LEADERSHIP TEAM

DECADES OF EXPERIENCE INNOVATING AT THE INTERSECTION OF TECHNOLOGY & BUSINESS.



ROY LIPSKI
CEO

- *Entrepreneur with >25 yrs. experience building companies, including IPOs and acquisitions.*
- *Grew small start-up into $500 million company.*
- *Ran public company for close to 10 yrs.*



SHUCHI SARKAR
MARKETING

- *Previous Global Head of Marketing for HP's digital printing business.*
- *Multiple industry awards including EFFIEs, Cannes Lions, Innovative Marketer by Economic Times, WIM Digital Marketer.*



ANDREW FALCONER
SALES & BD

- *Senior sales & BD positions in cannabis for >8 yrs including at Pharmacann, Trucenta, Bellrock Brands, Silverpeak Farms and Americanna.*
- *Opened up multiple new states for Mary's Medicinals.*



ALASTAIR JAMES
OPERATIONS

- *Breadth of experience from start-ups to large multinationals.*
- *COO/Managing Director at UniCredit.*
- *Cambridge University undergraduate; Columbia MBA.*



DAN HAWKSLEY
FINANCE

- *Experienced CFO with accountancy and science background.*
- *Formerly CFO of GAM's systematic hedge fund business.*
- *5 yrs at Deloitte.*

BudLove

BECOME A PART


Bud Love
PREMIUM HERBAL+ MIXER
1G
NEUTRAL

OF THE CANNABIS MIXER REVOLUTION

INVEST IN BUD LOVE TODAY

BUD LOVE IS BLAZING THE WAY FOR A NEW PRODUCT CATEGORY: CANNABIS MIXERS; SATISFYING UNMET CONSUMER NEEDS AND TRANSFORMING CANNABIS USE.



Bud Love
MAKES
BUD BETTER

- *Like cocktail mixers growing the spirits market, herbal mixers will expand the cannabis market.*
- *Bud Love is the world's first, and legal, mixer for cannabis.*
- *Rooted in top consumer and cannabis trends, Bud Love meets large unmet needs.*
- *Huge global addressable market >$400bn.*
- *Blind studies confirm product-market fit.*
- *Early-mover advantage and defensible competitive position.*
- *Management team with decades of relevant experience.*

THANK YOU

LEARN MORE

ROY LIPSKI
CEO

roy.lipski@budlove.com

BudLove


BudLove
MAKES BUD
BETTER

DISCLAIMER (I)

The information contained in this presentation and any further information made available by, or on behalf of, New Growth Brands, Inc. (the "Company") relating to the Company or any of its subsidiaries or subsidiary undertakings will not form the basis of any contract and does not constitute a prospectus, offering memorandum, offer, invitation, inducement, solicitation or recommendation for the taking of any action, the acquisition of any asset of, or securities in, the Company or any other entity. The contents of this presentation or any part thereof, or the fact of its distribution, shall not form the basis of, or be relied upon in connection with, or act as any inducement to enter into, any contract or commitment by or with the Company, its affiliates or any of their respective directors, officers, employees, members, agents, advisers, representatives or shareholders (collectively, "Representatives") for any purpose. This presentation is provided for informational and discussion purposes only and is not, and may not be relied on in any manner as legal, business, financial, tax, investment or other professional advice. Information contained herein was prepared by the Company or taken from public sources and is believed to be reliable, but no warranties as to its completeness or accuracy are made herein. Neither the Company nor its Representatives, shall be liable for any direct, indirect or consequential loss or damage (including, without limitation, loss of profit) suffered by any person or entity as a result of relying on any statement or omission in any information contained in this presentation or any future communication, written or oral, in connection with this presentation.

The contents of this presentation are not an offer or solicitation for the sale of securities in any jurisdiction. The contents of this presentation may not be retransmitted, published, released or redistributed to anyone other than the recipient. Any reproduction or distribution of this presentation, in whole or in part, is strictly prohibited.

Any offer or sale of securities by the Company will be conducted solely through the preparation of appropriate offering disclosure documents, in compliance with Regulation D and/or Regulation Crowd Funding, as applicable, and any purchase of securities shall be evidenced by an executed subscription agreement. This presentation does not purport to be either.

The securities described herein have not been registered under the Securities Act, or the securities law of any state or other jurisdiction of the United States, and unless so registered, such securities may not be transferred or resold except pursuant to an exemption from registration. the Company may offer the securities described herein under both Regulation CF and Regulation D Rule 506(c) in two concurrent offerings. To the extent a prospective investor is investing pursuant to Regulation D Rule 506(c), the Company may offer the securities only to individuals who are "accredited investors" within the meaning of Rule 501(a) of the Securities Act, or otherwise comply with the requirements of offerings pursuant to Regulation D of the Securities Act or Regulation Crowd Funding, as applicable. A holder of such securities may be required to bear the financial risks of an investment in such securities for an extended period of time. Neither the Securities and Exchange Commission ("SEC") nor any other foreign or state securities commission has approved or disapproved of the securities described herein or determined if this presentation is truthful or complete. Any representation to the contrary may be a criminal offense.

This presentation is not directed to, or intended for distribution or use by any persons or entity that is a citizen or resident or located in any locality, state, country or other jurisdiction, including the United States, where such distribution or use would be contrary to law or regulation or which would require any registration or licensing within such jurisdiction. Any person who wishes to access the contents of this presentation must first satisfy themselves that they are not subject to any local requirements that prohibit or restrict them from doing so and that the Company is not otherwise prohibited from providing the contents of this presentation to that person in that jurisdiction. If any such prohibition applies or you are in any doubt as to whether any such prohibition applies, please do not access the presentation. It is your responsibility to satisfy yourself as to the full observance of any relevant laws and regulatory requirements.

Neither receipt of this presentation by any person, nor any information contained in it, supplied with it or subsequently communicated to any person by, or on behalf of, the Company, or its affiliates or by their respective Representatives, either constitutes or is to be taken as constituting the giving of investment advice by the Company, or its affiliates or by any of their Representatives to any person. Each recipient of this presentation should make its own independent assessment of the merits or otherwise of this presentation and should take its own independent legal, business, investment, tax and other professional advice in connection with this presentation and any investment decision. This presentation is not intended to form (and should not therefore be relied upon as forming) the basis of any investment, financing or other decision. This presentation does not purport to be comprehensive or to contain all the information that may be relevant to recipients relating to the Company. Each recipient of this presentation must make its own investigation and assessment of the Company. None of the Company, or any of its affiliates or any of their respective Representatives is under any obligation to update or keep current the information contained in this presentation.

DISCLAIMER (II)

In preparing this presentation, the Company has relied upon and has assumed the completeness, accuracy and fair presentation of all financial and other information, data, advice, opinions and representations obtained by the Company from public sources. The Company has not attempted to verify independently the accuracy, completeness or fairness of any such information, data, advice, opinions and representations, which is rendered on the basis of economic and general business and financial conditions prevailing as at the date hereof as well as the conditions and prospects, financial and otherwise, of the Company. In connection with the preparation of this presentation, the Company has made numerous assumptions with respect to industry performance and general business and economic conditions and other matters, many of which are beyond the control of any party. No responsibility can be accepted under any circumstances for errors of fact or omission. Although the Company reserves the right to change or withdraw this presentation if it learns that any of the information that it relied upon in preparing the presentation was inaccurate, incomplete or misleading in any material respect, the Company disclaims any obligation to change or withdraw it, to advise any person of any change that may come to the Company's attention or to update the presentation after the date hereof. The information contained in this presentation is confidential and proprietary to the Company.

Statements in this presentation that are not descriptions of historical facts are forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. Statements may contain certain forward-looking statements pertaining to future anticipated or projected plans, performance and developments, as well as other statements relating to future operations and results. Words such as "anticipates," "believes," "can," "continue," "could," "estimates," "expects," "intends," "may," "plans," "potential," "predicts," "should," or "will" or the negative of these terms or other comparable terminology identify forward-looking statements. These forward-looking statements by their nature are estimates of future results only and involve substantial risks and uncertainties, including but not limited to risks associated with the uncertainty of future financial results, additional financing requirements, existing federal and state laws, new federal and state legislation, technological changes, results of R&D activities, the effect of economic conditions and other uncertainties. There can be no assurance that the Company's actual results will not differ materially from expectations. These forward-looking statements speak only as of the date of this presentation. Except as required by applicable law or regulation, the Company expressly disclaims any obligation or undertaking to release any updates or revisions to these forward-looking statements. Undue reliance should not be placed on these forward-looking statements. In particular, but without prejudice to the generality of the above, no representation or warranty is given, and no responsibility or liability is accepted, either as to the achievement or reasonableness of any future projections, forecasts, estimates or statements as to any prospects or future returns contained or referred to in this presentation or in relation to the basis or assumptions underlying such projections, forecasts, estimates or statements. All activities related to marijuana use are currently illegal under the Federal laws of the United States of America and nothing contained herein, nor any of the products or services provided by the Company are intended to assist in any way with violation of any applicable law.

Certain figures contained in this presentation have been subject to rounding adjustments. Accordingly, the actual arithmetic total of numbers may not conform exactly to the total figures and percentages may not conform exactly to percentages that would be derived if calculations were based on rounded numbers.

This presentation is only addressed to, and is only directed at, persons: (a) in member states of the European Economic Area that are "qualified investors" within the meaning of Article 2(e) of Regulation (EU) 2017/1129 ("Qualified Investors") who are not U.S. persons; (b) in the United Kingdom, "qualified investors" within the meaning of Article 2(e) of the UK version of the Regulation (EU) 2017/1129, as amended and retained in UK law on 31 December 2020 by the European Union (Withdrawal) Act 2018, who have professional experience in matters relating to investments who fall within the definition of "investment professionals" in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Order") or fall within Article 49(2)(a) to (d) of the Order and who are not U.S. persons; (c) in the United States that are accredited investors or investors who qualify to invest in a Regulation CF offering ; or (d) to whom it may otherwise lawfully be communicated (all such persons in (a) to (d) together being referred to as "Relevant Persons"). It is a condition of you receiving this presentation that you are a "Relevant Person" and any person who is not a "Relevant Person" must not act or rely on any information contained in this presentation.

By attending or otherwise accessing this presentation, you warrant, represent, undertake and acknowledge to the Company that: (a) you have read, understood and agree to comply with the foregoing limitations and restrictions including, without limitation, the obligation to keep strictly confidential the information contained in this presentation or made available in connection with further enquiries to the extent such information is not made publicly available (otherwise than through a breach by you of this provision); (b) you are able to receive this presentation without contravention of any applicable legal or regulatory restrictions. (c) if you are in the European Economic Area, you are a Qualified Investor; (d) if you are in the United Kingdom, you are a Relevant Person; and (e) you are either (i) an accredited investor or eligible to invest in a Regulation CF offering; or (ii) located outside of the United States and you are not a U.S. person.


INTRODUCING
Bud Love™
THE PREMUM HERBAL+ MIXER
THAT MAKES BUD BETTER

BUD LOVE IS THE WORLD'S FIRST *MIXER FOR CANNABIS.*
LIKE THE MIXER IN A COCKTAIL.

DRIVEN BY LARGE CONSUMER TRENDS

MIXOLOGY IS TRANSFORMING INDUSTRIES, FROM PREMIUM SPIRITS TO FUSION FOODS.

IT'S DRIVEN BY TOP CURRENT CONSUMER TRENDS OF PERSONALIZATION, CONTROL AND VARIETY.



Mixology
The mixology revolution drove 12% growth in spirits in 2021[1]; beer and wine flattened[2].

Personalization
70% of consumers[3] frustrated when they don't find personalization.

In control
Consumers want information and options to make them feel in control[4].

New experiences
In today's world, consumers are hungry for new experiences[4].

Same, only better
Consumers looking for little ways to upgrade daily rituals[4].

(1) 2022 Distilled Spirits Council of the US report; (2) 2021 IWSR Drinks Market Analysis; (3) 2021 Mckinsey & Company report; (4) 2022 Mintel Global Consumer Trends Report.

BudLove

AS CANNABIS USERS WANT MORE

CANNABIS USERS ARE HAPPY WITH THEIR FLOWER, BUT WANT MORE PERSONALIZATION, CONTROL AND VARIETY[(1)].



Controlled high

Prefer a less intense high sometimes, and more control.

Mix it up

Are bored and would like to try new things.

Less harsh

Want something that doesn't hurt their throat or cause coughing.

No anxiety

Wish to avoid unwanted cannabis side-effects (paranoia, anxiety).

(1) Brightfield Group focus group study of US cannabis consumers, April & May 2022.

SAY HELLO TO BUD LOVE

*THE WORLD'S FIRST (AND **LEGAL**) MIXER FOR CANNABIS, LIKE THE MIXER IN A COCKTAIL.*

Bud love is revolutionizing cannabis use with a category-defining product that satisfies unmet consumer needs.

BUD LOVE MAKES BUD BETTER.

Bud Love Premium Herbal+ Mixers are made from **marshmallow leaf**, an ancient medicinal herb; the mother cannabinoid, **CBG**; and rich natural flavors, including **terpenes**.



Cannabis, THC & nicotine free.

BUD LOVE IS CANNABIS MIXOLOGY

LIKE A COCKTAIL MIXER, BUD LOVE WON'T GIVE YOU A BUZZ ALONE, BUT WHEN MIXED WITH CANNABIS, IT COMPLEMENTS IT - BRINGING OUT ITS BEST QUALITIES AND MODERATING UNDESIRED SIDE-EFFECTS.

Bud Love meets consumers' needs:

- ✓ *Customization*
- ✓ *Control*
- ✓ *New & different*
- ✓ *Less harsh*
- ✓ *Less unwanted side-effects*

CUSTOM BUZZ

Choose a flavor. Then find the Bud Love to cannabis ratio for just the right buzz.

MORE HAPPY

Contains CBG & terpenes for a more relaxed, mellow and worry-free feeling.

SILKY SMOOTH

Includes marshmallow leaf to sooth the throat and reduce coughing.

BUD LONGER

Add Bud Love, use less bud, but keep the buzz. Make precious flower go further.

BudLove

CUSTOMERS LOVE BUD LOVE

Two blind studies during April & May 2022 found that:

8 OUT OF 10
Tokers preferred Bud Love

9 OUT OF 10
Anxious Smokers preferred Bud Love

9 OUT OF 10
Budtenders would recommend Bud Love

Blind Study 1

Most participants were frequent smokers.
Day 1: 100% cannabis pre-roll (0.5g).
Day 2: 50:50 Bud Love:cannabis pre-roll (0.5g).
Cannabis was low terp, 24% THC.

Blind Study 2

All participants experience frequent anxiety with cannabis.
Day 1: 50:50 Bud Love:cannabis pre-roll (0.5g).
Day 2: 50:50 marshmallow leaf:cannabis pre-roll (0.5g).
Cannabis was low terp, 24% THC. Marshmallow leaf was dried and ground.

Watch the full video at:
budlove.com/blindstudies

BUD LOVERS GET VOCAL

"[I like] how well it burns and the smell is super tasty"

"It was an awesome smoking experience. I don't think I will be smoking a joint without it going forward."

"I've seen a lot of "new things" most I don't like, but I find this product exciting and effective"

"I love this idea and I think that this is an amazing product that will appeal to everyone"

"I truly love this product"

"Very calm and relaxing"

"Felt a bit more high than I expected to"

"Since I tried the Sativa my 🧠 brain is thinking of all the creative ways to use"

"Zero paranoia with full relaxation"

"Felt more mentally balanced and a little more body effect"

"The smell/flavor was amazing!"

"Clear minded vs wandering mind"

"Really enjoyed the product. Smoking cannabis that's too strong is no longer enjoyable for me. This is an elegant solution"

"Was not harsh, super smooth!"

"Helps make harsh weed a lot smoother and I still get just as high but without the anxiety"

A VAST MARKET WAITING FOR BUD LOVE

CANNABIS MARKET IS VAST, AND RIPE FOR BUD LOVE MIXOLOGY.



Cannabis Consumers Prefer Cannabis Over Alcohol(1)
80%
70%
60%
50%
40%
30%
20%
10%
0%
69%
70%
68%
55%
52%
44%
18-24
25-34
35-44
45-54
55-64
65-74
Age (years)

(1) BDSA; (2) New Frontier Data.

Bud Love taps global cannabis market of >$400 bn

Regulated global cannabis sales were $30.6bn in 2021, expected to more than double by 2026[1].

Unregulated global cannabis market estimated at $393bn in 2020[2].

Flower rules supreme; Bud Love blends with it

Flower and pre-rolls are >50% of US cannabis sales[1].

83% of cannabis consumers use flower[2].

Cannabis to outpace alcohol; Bud Love is the mixer

Value of US consumption of cannabis already exceeds that of spirits and matches beer[2].

BudLove

A COMPELLING BUSINESS PROPOSITION

BUD LOVE REACHES THE ENTIRE CANNABIS MARKET WITHOUT ANY OF THE CANNABIS "ISSUES".



Economics(1)
$7.00
$6.00
$5.00
$4.00
$3.00
$2.00
$1.00
$0.00
($/g)
Cost of Bud Love
US flower wholesale
US flower retail



Gross Margin(1)
450%
400%
350%
300%
250%
200%
150%
100%
50%
0%
Sale to consumers (online)
Sale to retailers
Sale to distributors
Sale to master distributors

(1) Current Company estimates. May vary over time.

Appeals to all cannabis smokers

Global cannabis market >$400bn.

Can be sold everywhere

Cannabis, THC & nicotine free.

Can be sold in most states & internationally; retail and online.

Scalable & defensible

Scalable, proprietary manufacturing process.

Patent-pending formulation & use; trade secrets.

Compelling economics

Expected gross margin of 75-400%[1] depending on sales channel.

QUICK PATH TO MARKET

BUD LOVE CAN BE SOLD[(1)] THROUGH DISPENSARIES, SMOKE SHOPS, CONVENIENCE STORES AND ONLINE; AND THROUGH PARTNERSHIPS WITH PRE-ROLL BRANDS.

- *US roll-out and e-commerce started September 2022.*
- *Multi-sided marketing strategy creating buzz and educating consumers on Bud Love.*
- *Robust pipeline for rapid revenue growth.*
- *Scalable US production.*

(1) Depending on state laws.


@budlovemixer
Bud Love
SOLD HERE
Bud Love
1.5G
@janefishe
Wooow... I'm in love with Bud Love!!! You all seriously have to try this Premium Herbal+ Mixer. I use less of my flower to get the same buzz and the flavor is absolutely amazing! #makesbudbetter #budlove

STRONG LEADERSHIP TEAM

DECADES OF EXPERIENCE INNOVATING AT THE INTERSECTION OF TECHNOLOGY & BUSINESS.



ROY LIPSKI
CEO

- Entrepreneur with >25 yrs. experience building companies, including IPOs and acquisitions.
- Grew small start-up into $500 million company.
- Ran public company for close to 10 yrs.



SHUCHI SARKAR
MARKETING

- Previous Global Head of Marketing for HP's digital printing business.
- Multiple industry awards including EFFIEs, Cannes Lions, Innovative Marketer by Economic Times, WIM Digital Marketer.



ANDREW FALCONER
SALES & BD

- Senior sales & BD positions in cannabis for >8 yrs including at Pharmacann, Trucenta, Bellrock Brands, Silverpeak Farms and Americanna.
- Opened up multiple new states for Mary's Medicinals.



ALASTAIR JAMES
OPERATIONS

- Breadth of experience from start-ups to large multinationals.
- COO/Managing Director at UniCredit.
- Cambridge University undergraduate; Columbia MBA.



DAN HAWKSLEY
FINANCE

- Experienced CFO with accountancy and science background.
- Formerly CFO of GAM's systematic hedge fund business.
- 5 yrs at Deloitte.

BECOME A PART


Bud Love
PREMIUM HERBAL+ MIXER
1G
NEUTRAL

OF THE CANNABIS MIXER REVOLUTION

INVEST IN BUD LOVE TODAY

BUD LOVE IS BLAZING THE WAY FOR A NEW PRODUCT CATEGORY: CANNABIS MIXERS; SATISFYING UNMET CONSUMER NEEDS AND TRANSFORMING CANNABIS USE.


Bud Love
MAKES
BUD BETTER

- *Like cocktail mixers growing the spirits market, herbal mixers will expand the cannabis market.*
- *Bud Love is the world's first, and legal, mixer for cannabis.*
- *Rooted in top consumer and cannabis trends, Bud Love meets large unmet needs.*
- *Huge global addressable market >$400bn.*
- *Blind studies confirm product-market fit.*
- *Early-mover advantage and defensible competitive position.*
- *Management team with decades of relevant experience.*

VISIT OUR CAMPAIGN PAGE TO *INVEST*

wefunder.com/budlove

THANK YOU

ROY LIPSKI
CEO

roy.lipski@budlove.com


MAKES BUD
BETTER

DISCLAIMER (I)

The information contained in this presentation and any further information made available by, or on behalf of, New Growth Brands, Inc. (the "Company") relating to the Company or any of its subsidiaries or subsidiary undertakings will not form the basis of any contract and does not constitute a prospectus, offering memorandum, offer, invitation, inducement, solicitation or recommendation for the taking of any action, the acquisition of any asset of, or securities in, the Company or any other entity. The contents of this presentation or any part thereof, or the fact of its distribution, shall not form the basis of, or be relied upon in connection with, or act as any inducement to enter into, any contract or commitment by or with the Company, its affiliates or any of their respective directors, officers, employees, members, agents, advisers, representatives or shareholders (collectively, "Representatives") for any purpose. This presentation is provided for informational and discussion purposes only and is not, and may not be relied on in any manner as legal, business, financial, tax, investment or other professional advice. Information contained herein was prepared by the Company or taken from public sources and is believed to be reliable, but no warranties as to its completeness or accuracy are made herein. Neither the Company nor its Representatives, shall be liable for any direct, indirect or consequential loss or damage (including, without limitation, loss of profit) suffered by any person or entity as a result of relying on any statement or omission in any information contained in this presentation or any future communication, written or oral, in connection with this presentation.

The contents of this presentation are not an offer or solicitation for the sale of securities in any jurisdiction. The contents of this presentation may not be retransmitted, published, released or redistributed to anyone other than the recipient. Any reproduction or distribution of this presentation, in whole or in part, is strictly prohibited.

Any offer or sale of securities by the Company will be conducted solely through the preparation of appropriate offering disclosure documents, in compliance with Regulation D and/or Regulation Crowd Funding, as applicable, and any purchase of securities shall be evidenced by an executed subscription agreement. This presentation does not purport to be either.

The securities described herein have not been registered under the Securities Act, or the securities law of any state or other jurisdiction of the United States, and unless so registered, such securities may not be transferred or resold except pursuant to an exemption from registration. the Company may offer the securities described herein under both Regulation CF and Regulation D Rule 506(c) in two concurrent offerings. To the extent a prospective investor is investing pursuant to Regulation D Rule 506(c), the Company may offer the securities only to individuals who are "accredited investors" within the meaning of Rule 501(a) of the Securities Act, or otherwise comply with the requirements of offerings pursuant to Regulation D of the Securities Act or Regulation Crowd Funding, as applicable. A holder of such securities may be required to bear the financial risks of an investment in such securities for an extended period of time. Neither the Securities and Exchange Commission ("SEC") nor any other foreign or state securities commission has approved or disapproved of the securities described herein or determined if this presentation is truthful or complete. Any representation to the contrary may be a criminal offense.

This presentation is not directed to, or intended for distribution or use by any persons or entity that is a citizen or resident or located in any locality, state, country or other jurisdiction, including the United States, where such distribution or use would be contrary to law or regulation or which would require any registration or licensing within such jurisdiction. Any person who wishes to access the contents of this presentation must first satisfy themselves that they are not subject to any local requirements that prohibit or restrict them from doing so and that the Company is not otherwise prohibited from providing the contents of this presentation to that person in that jurisdiction. If any such prohibition applies or you are in any doubt as to whether any such prohibition applies, please do not access the presentation. It is your responsibility to satisfy yourself as to the full observance of any relevant laws and regulatory requirements.

Neither receipt of this presentation by any person, nor any information contained in it, supplied with it or subsequently communicated to any person by, or on behalf of, the Company, or its affiliates or by their respective Representatives, either constitutes or is to be taken as constituting the giving of investment advice by the Company, or its affiliates or by any of their Representatives to any person. Each recipient of this presentation should make its own independent assessment of the merits or otherwise of this presentation and should take its own independent legal, business, investment, tax and other professional advice in connection with this presentation and any investment decision. This presentation is not intended to form (and should not therefore be relied upon as forming) the basis of any investment, financing or other decision. This presentation does not purport to be comprehensive or to contain all the information that may be relevant to recipients relating to the Company. Each recipient of this presentation must make its own investigation and assessment of the Company. None of the Company, or any of its affiliates or any of their respective Representatives is under any obligation to update or keep current the information contained in this presentation.

DISCLAIMER (II)

In preparing this presentation, the Company has relied upon and has assumed the completeness, accuracy and fair presentation of all financial and other information, data, advice, opinions and representations obtained by the Company from public sources. The Company has not attempted to verify independently the accuracy, completeness or fairness of any such information, data, advice, opinions and representations, which is rendered on the basis of economic and general business and financial conditions prevailing as at the date hereof as well as the conditions and prospects, financial and otherwise, of the Company. In connection with the preparation of this presentation, the Company has made numerous assumptions with respect to industry performance and general business and economic conditions and other matters, many of which are beyond the control of any party. No responsibility can be accepted under any circumstances for errors of fact or omission. Although the Company reserves the right to change or withdraw this presentation if it learns that any of the information that it relied upon in preparing the presentation was inaccurate, incomplete or misleading in any material respect, the Company disclaims any obligation to change or withdraw it, to advise any person of any change that may come to the Company's attention or to update the presentation after the date hereof. The information contained in this presentation is confidential and proprietary to the Company.

Statements in this presentation that are not descriptions of historical facts are forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. Statements may contain certain forward-looking statements pertaining to future anticipated or projected plans, performance and developments, as well as other statements relating to future operations and results. Words such as "anticipates," "believes," "can," "continue," "could," "estimates," "expects," "intends," "may," "plans," "potential," "predicts," "should," or "will" or the negative of these terms or other comparable terminology identify forward-looking statements. These forward-looking statements by their nature are estimates of future results only and involve substantial risks and uncertainties, including but not limited to risks associated with the uncertainty of future financial results, additional financing requirements, existing federal and state laws, new federal and state legislation, technological changes, results of R&D activities, the effect of economic conditions and other uncertainties. There can be no assurance that the Company's actual results will not differ materially from expectations. These forward-looking statements speak only as of the date of this presentation. Except as required by applicable law or regulation, the Company expressly disclaims any obligation or undertaking to release any updates or revisions to these forward-looking statements. Undue reliance should not be placed on these forward-looking statements. In particular, but without prejudice to the generality of the above, no representation or warranty is given, and no responsibility or liability is accepted, either as to the achievement or reasonableness of any future projections, forecasts, estimates or statements as to any prospects or future returns contained or referred to in this presentation or in relation to the basis or assumptions underlying such projections, forecasts, estimates or statements. All activities related to marijuana use are currently illegal under the Federal laws of the United States of America and nothing contained herein, nor any of the products or services provided by the Company are intended to assist in any way with violation of any applicable law.

Certain figures contained in this presentation have been subject to rounding adjustments. Accordingly, the actual arithmetic total of numbers may not conform exactly to the total figures and percentages may not conform exactly to percentages that would be derived if calculations were based on rounded numbers.

This presentation is only addressed to, and is only directed at, persons: (a) in member states of the European Economic Area that are "qualified investors" within the meaning of Article 2(e) of Regulation (EU) 2017/1129 ("Qualified Investors") who are not U.S. persons; (b) in the United Kingdom, "qualified investors" within the meaning of Article 2(e) of the UK version of the Regulation (EU) 2017/1129, as amended and retained in UK law on 31 December 2020 by the European Union (Withdrawal) Act 2018, who have professional experience in matters relating to investments who fall within the definition of "investment professionals" in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Order") or fall within Article 49(2)(a) to (d) of the Order and who are not U.S. persons; (c) in the United States that are accredited investors or investors who qualify to invest in a Regulation CF offering ; or (d) to whom it may otherwise lawfully be communicated (all such persons in (a) to (d) together being referred to as "Relevant Persons"). It is a condition of you receiving this presentation that you are a "Relevant Person" and any person who is not a "Relevant Person" must not act or rely on any information contained in this presentation.

By attending or otherwise accessing this presentation, you warrant, represent, undertake and acknowledge to the Company that: (a) you have read, understood and agree to comply with the foregoing limitations and restrictions including, without limitation, the obligation to keep strictly confidential the information contained in this presentation or made available in connection with further enquiries to the extent such information is not made publicly available (otherwise than through a breach by you of this provision); (b) you are able to receive this presentation without contravention of any applicable legal or regulatory restrictions. (c) if you are in the European Economic Area, you are a Qualified Investor; (d) if you are in the United Kingdom, you are a Relevant Person; and (e) you are either (i) an accredited investor or eligible to invest in a Regulation CF offering; or (ii) located outside of the United States and you are not a U.S. person.

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John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

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